Exhibit 21.1
List of subsidiaries of Public Policy Holding Company, Inc.
The following are the subsidiaries of Public Policy Holding Company, Inc. as of August 15, 2025, excluding certain subsidiaries which are not, alone or in the aggregate, significant subsidiaries as defined in Rule 1-02(w) of Regulation S-X :

Name of Subsidiary	Jurisdiction of Incorporation	Equity interest (%)
Crossroads Strategies, LLC	Delaware	100
Forbes Tate Partners LLC	Delaware	100
Blue Engine Message & Media, LLC (doing business as Seven Letter)	Delaware	100
O’Neill & Partners, LLC (doing business as O’Neill & Associates)	Delaware	100
Alpine Group Partners, LLC	Delaware	100
KP Public Affairs LLC	Delaware	100
MultiState Associates, LLC	Delaware	100
Concordant LLC	Delaware	100
Lucas Public Affairs, LLC	Delaware	100
Pagefield Communications Limited	United Kingdom	100
TrailRunner International, LLC	Delaware	100
Pine Cove Strategies, LLC	Delaware	100